AuRico Gold

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on May 13, 2013 (the "Meeting")

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is recieved by or on behalf of Management.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.
9. To be effective, this proxy must be deposited with Computershare Investor Services Inc. by no later than 5:00 p.m., Toronto Time, on May 9, 2013, or in the case of any adjournment, or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting. Late proxies may be accepted or rejected by the chairman of the Meeting at his or her discretion and the chairman of the Meeting is under no obligation to accept or reject any particular late proxy. The chairman of the Meeting may waive or extend the proxy cut-off without notice

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Proxies submitted must be received by 5:00 p.m., Toronto Time, on May 9, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup".

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management appointees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

The undersigned shareholder(s) of AuRico Gold Inc. hereby appoint(s): Scott G. Perry, President and Chief Executive Officer or failing him, Trent C. A. Mell, Executive Vice President, Corporate Affairs, (the "Management Appointees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Appointees listed herein.

As my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders (the "Meeting") of AuRico Gold Inc. (the "Company") to be held on Monday, May 13, 2013 and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. **Election of Directors** - Elect the Company's directors who will serve until the next annual meeting of shareholders of the Company

	For	Withhold		For	Withhold		For	Withhold
01. Colin K. Benner	☐	☐	02. Luis M. Chavez	☐	☐	03. Richard M. Colterjohn	☐	☐
04. Mark Daniel	☐	☐	05. Patrick D. Downey	☐	☐	06. Alan R. Edwards	☐	☐
07. Scott G. Perry	☐	☐	08. Ronald E. Smith	☐	☐	09. Joseph G. Spiteri	☐	☐

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	For	Withhold
2. **Appointment of Auditors** Appoint KPMG LLP, Chartered Accountants, as auditors for the Company, and to authorize the directors of the Company to set the auditors' remuneration.	☐	☐

	For	Against
3. **Approval and Ratification of Amended and Restated Shareholder Rights Plan** Consider and, if deemed advisable, pass an ordinary resolution to approve and ratify the amended and restated shareholder rights plan of the Company, the text of which resolution is set forth in the Company's Management Proxy Circular dated April 10, 2013 (the "Proxy Circular").	☐	☐

	For	Against
4. **Approval of Long-Term Incentive Plan** Consider and, if deemed advisable, pass an ordinary resolution to approve the omnibus long-term incentive plan of the Company, the text of which resolution is set forth in the Proxy Circular.	☐	☐

	For	Against
5. **Say on Pay** Consider and, if deemed advisable, pass a non-binding advisory resolution accepting the Company's approach to executive compensation as described in the Proxy Circular, the text of which resolution is set forth in the Proxy Circular.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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